KWESST PROVIDES BI-WEEKLY MCTO STATUS UPDATE

Ottawa, Ontario - January 12, 2024 - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") today provides a bi-weekly default status update further to the Company's press release dated December 29, 2023 (the "Announcement") concerning the delay of the filing of its annual financial statements in respect of its year ended September 30, 2023, its management discussion and analysis relating to its annual financial statements, its Form 20-F and the CEO and CFO certifications (collectively, the "Required Documents"), beyond the prescribed deadline of December 29, 2023.

As previously announced, the Company applied to the applicable Canadian securities regulatory authorities for a voluntary management cease trade order ("MCTO"). On January 2, 2024, the Company was granted the MCTO by the Ontario Securities Commission.

The MCTO will stay in effect until the Required Documents are filed and the Company intends to satisfy the provisions of the alternative information guidelines in accordance with National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") by issuing bi-weekly default status reports in the form of news releases until the situation is satisfactorily rectified.

The Company confirms that since the date of the Announcement, (a) other than as described herein, there have been no changes to the information contained in the Announcement that would reasonably be expected to be material to shareholders, (b) there have been no failure by the Company in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines as set out in NP 12-203, (c) there has not been any other subsequent specified default by the Company following the Announcement under NP 12-203, and (d) there is no other material information concerning the affairs of the Company that has not been generally disclosed.

The Company's management, together with its audit committee, has been working diligently with its auditor to provide all necessary information and complete the Required Documents. The audit is substantially complete and the Company expects that the Required Documents will be filed on or about January 16, 2024.

For further information, please contact:

Kris Denis, Interim Chief Financial Officer and Chief Compliance Officer

+1 (613) 250-9752

denis@kwesst.com

Sean Homuth, President and CEO

+1 (613) 863-1255

homuth@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

Forward-Looking Statements

This press release may contain certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of U.S. and Canadian securities laws. The forward-looking statements contained herein include statements about the timing for filing of the Company's annual financial statements in respect of its year ended September 30, 2023, its management discussion and analysis relating to its annual financial statements, its Form 20-F and the CEO and CFO certifications.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties, assumptions and factors include, amongst others, the results of the ongoing analysis by the Company of the overestimation of its resource and reserve and the timing of an updated technical report.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

"Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."